(d)(2)(i)

AMENDED SCHEDULE A

with respect to the

AMENDED AND RESTATED INVESTMENT MANAGEMENT AGREEMENT

between

VOYA EQUITY TRUST

and

VOYA INVESTMENTS, LLC

Series	Annual Management Fee
(as a percentage of average daily net assets)

Voya Large-Cap Growth Fund (formerly, Voya Growth Opportunities Fund)	0.800% on the first $500 million of assets; 0.775% on the next $500 million of assets; and 0.750% thereafter

A-1